SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                 No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—“CNV”) dated August 8, 2013 regarding a relevant matter.

FREE TRANSLATION

Buenos Aires, August 8, 2013

Mr. Chairman of the

Comisión Nacional de Valores

Lic. Alejandro Vanoli

Dear Sir,

RE.:	Submission of further information in the case entitled “FEDERACIÓN ARGENTINA DE LAS TELECOMUNICACIONES Y OTROS c/ TELECOM ARGENTINA S.A. s/PART. ACCION. OBRERO”. Expte N° 17185/13 (Argentine Telecommunications Federation and others vs. Telecom Argentina S.A. File No. 17185/13)

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) in order to update the information about the above referenced case, reported through our letter dated June 10th 2013.

In this regard, I inform you that on June 17th, the Company filed an answer to the complaint, opposing the continuation of the legal action based on the following defenses:

•	Defense based on the court’s lack of jurisdiction, requesting the case be transferred to the Federal Civil and Commercial Court.

•	Citation of the Argentine Government as an interested third party.

•	Defense based on the statute of limitations, given that the term to claim the non-constitutionality of Decree 395/92 must be computed from its enactment on March 12, 1992.

•

Defense based on lis pendens and res judicata for all the individual lawsuits, complaints and judgments brought by employees and ex-employees of Telecom Argentina who have made claims for the same purpose.

•

Defense of substance regarding the lack of standing to sue, given that it is not a claim with a collective purpose, and the workers’ associations are not authorized by individual employees to bring legal actions on their behalf.

•	Defense of substance regarding the lack of standing to be sued of Telecom Argentina.

•	Defense regarding the constitutionality of Decree No. 395/92.

Sincerely,

Telecom Argentina S.A.

/s/ Pedro Insussarry
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 9, 2013	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman